Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, Texas 77082
March 17, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street
Washington, DC 20549-0409
Attention: Mr. Steven Jacobs

Re:	Cardtronics, Inc. (the “Company”) Registration Statement on Form S-4 File No. 333-131199
Dear Mr. Jacobs:
The following represents our response to the supplemental comment included in the Staff’s letter dated March 9, 2006. As discussed over the phone with Mr. Josh Forgione on March 9, 2006, we are seeking to resolve this comment on an expedited basis so that we can finalize our 2005 audited financial statements prior to March 31, 2006.
General
1.	We read your response to comment 60. We note that you pool the acquired customer-related intangible assets into a single intangible asset for purposes of assessing the need for any potential impairment. Please explain to us how you determined that grouping your customer-related intangible assets at the acquired portfolio level represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groupings of assets. In this regard, please also explain the cash flow interdependencies within an acquired portfolio and how the ATM’s operating under each individual contract or location are used together to generate joint cash flows. Refer to paragraphs 10 and B44 — B45 of SFAS 144.

Response: At the time we acquire a portfolio of ATMs, the only reliable identifiable cash flow information that is available to us is on an aggregate portfolio basis. These portfolios have typically been managed on a pooled basis and the former owners typically do not provide us with reliable contract by contract cash flow information at the time of acquisition. Because portfolio level cash flow is the only reliable cash flow information available to us at the time of acquisition, the use of a pooled approach is the only reliable manner in which to establish the value of the acquired intangible assets. Accordingly, we believe that this valuation method is appropriate. Moreover, we believe that it is appropriate that these intangible assets be tested for impairment on the same basis in which the underlying values were initially determined (i.e., on a pooled basis). We also wish to advise the Staff that paragraphs 10 and B44 — B45 of SFAS 144 are not applicable in this situation, as SFAS 144 assumes that individual assets that are grouped together for impairment testing have separate and distinct values apart from the group. In our case, as noted above, we are unable to reliably value the individual contracts at the date of acquisition. Accordingly, we pool those contracts together because we have no other means to reliably measure the values of the individual contracts as of the acquisition date, rather than because of any cash flow interdependencies between the contracts, as addressed under paragraph 10 of SFAS 144.

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2006

While we pool the acquired contracts for purposes of determining the value of the related intangible asset as of the acquisition date, subsequent to completing the acquisition we have the ability to track the cash flows associated with the largest contracts within that pool. Accordingly, once a portfolio is acquired, we begin to track the financial performance of the largest contracts within that portfolio, as well as the performance of the acquired portfolio in its entirety, for all periods subsequent to the acquisition and use all of this information as a means to determine whether an impairment test is required for the acquired portfolio. In fact, the gross profit associated with those large contracts represented approximately 60% of our total domestic ATM operating gross profit for the year ended December 31, 2005. By monitoring such a large percentage of post acquisition cash flows on a contract by contract basis, we are able to quickly determine if a triggering event has occurred on any of the key contracts (e.g., declining transaction revenues, reduced ATM count), thus alerting us of the need to perform an impairment test for the entire pool. Additionally, such historical financial information serves as valuable support for the future cash flow estimates utilized in the related impairment analysis.

Because we separately track the cash flows associated with the largest contracts within an acquired pool of contracts post-acquisition, the risk of a avoiding a potential impairment within that pool (as a result of applying a pooled concept) is mitigated. For example, as noted above, any potential issues associated with the largest contracts within the pool will be identified through our review of the separate cash flows associated with those contracts. Thus, any potential impairment associated with those large contracts, and hence the pool, will be identified and recorded accordingly. Conversely, while it is conceivable that issues associated with the smaller, less profitable, individual contracts within the acquired pool may be masked by the cash flows associated with the larger contracts, the cash flows associated with those smaller, individual contracts are relatively immaterial (especially when compared to the cash flows associated with the separately tracked larger contracts). Accordingly, the value of the pooled intangible asset that is attributable to any one of those smaller contracts is also sufficiently immaterial relative to the entire “pooled” intangible asset value. Said another way, because the majority of the acquired pool’s value (as reflected in the acquired intangible asset) is derived from the most significant contracts included within that pool, and because we track those contracts separately, we essentially end up performing our impairment analysis on a contract-by-contract basis.

Finally, we wish to advise the Staff that it is not practicable to separately value each contract included within an acquired portfolio. As indicated above, this level of detail is often not available to us at the time the portfolio is acquired. Subsequent to our acquisition, tracking the cash flows of every single contract within a portfolio would require the creation of literally thousands of separate cash flow statements and related intangible assets, depending on the size of the underlying acquisition. Much of this information would be so immaterial that it does not justify the time or expense associated with producing it. Accordingly, we feel that the pooled approach used to establish the initial intangible asset value, followed by impairment testing based on cash flows associated with the most material contracts within those pools, as well as a review of the performance of each pool in its entirety, is appropriate.

We appreciate your willingness to consider this response and would like to discuss any comments or concerns you may have with respect to this response at your earliest possible convenience as we are trying to finalize our 2005 audited financial statements on a timely basis.

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2006

Accordingly, if you have any questions or comments regarding the above, please contact the undersigned directly at (281) 892-0128 or Tres Thompson at (281) 892-0137. Thanks again for your assistance.

Sincerely, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
	Name:	J. Chris Brewster
	Title:	Chief Financial Officer

cc:	Mr. Jeffrey A. Shady Mr. Josh Forgione